SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C   20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                          A. P. Green Industries, Inc.

                                (NAME OF ISSUER)

                          Common Stock, par value $1.00

                         (TITLE OF CLASS OF SECURITIES)

                                   393059-10-0

                                  CUSIP NUMBER



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP NO. 393059-10-0

1.   NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LASALLE NATIONAL BANK (not in its individual or corporate capacity but solely as trustee (the "Trustee") of the A. P. Green Industries, Inc. Employee Stock Ownership Trust (the "Trust") (Tax Identification No. 36-1521370)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     Not applicable.
          (A)
          (B)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       The Trust has been organized under the laws of the State of Missouri.
       The Trustee is a national banking association organized under the laws of the United States.

  NUMBER OF    5.  SOLE VOTING POWER
   SHARES                0

BENEFICIALLY   6.  SHARED VOTING POWER

  OWNED BY               420,054 (as of 12/31/97)

    EACH       7.  SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      8.  SHARED DISPOSITIVE POWER

    WITH                 420,054 (as of 12/31/97)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         420,054 (as of 12/31/97)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

     Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.21%

12.  TYPE OF REPORTING PERSON
          BK, EP


The filing of this Statement on Schedule 13G is made by the A. P. Green Industries, Inc. Employee Stock Ownership Trust (the "Trust") and does not constitute, and should not be construed as, an admission that either the Trust or LaSalle National Bank, the trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement for the Trust and the Trustee. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

Item 1(a) NAME OF ISSUER:

          The name of the issuer is A. P. Green Industries, Inc., a Delaware corporation ("A. P. Green" or the "Issuer").

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          The address of the principal executive offices of the Issuer is Green Boulevard, Mexico, Missouri 65265


Item 2(a) NAME OF PERSON FILING:

          The person filing this Statement is the Trust which was created on November 6, 1989 in connection with the amendment on that date by the Issuer of the A. P. Green Investment Plan (the "Investment Plan") to include an employee stock ownership plan ("ESOP") portion thereof.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          The address of the Trust and its principal place of business is c/o LaSalle National Bank, 135 South LaSalle Street, Chicago, Illinois 60603. The address of the Trustee is 135 South LaSalle Street, Chicago, Illinois 60603.

Item 2(c) CITIZENSHIP:
          The Trust has been organized under the laws of the State of Missouri. The Trustee is a national banking association organized under the laws of the United States.


Item 2(d) TITLE OF CLASS OF SECURITIES:

          The class of equity securities to which this Statement relates is the common stock, $1.00 par value per share (together with associated preferred share purchase rights, the "Common Shares") of the Issuer.

Item 2(d) CUSIP NUMBER:

          The CUSIP number of the Common Shares is 393059-10-0.

Item 3    THE PERSON FILING THIS STATEMENT IS A:

          [b] [x] Bank as defined in Section 3(a)(6) of the Act.
          [f] [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") or Endowment Fund.

Item 4    OWNERSHIP

          (a)  Amount Beneficially Owned:  420,054(1)

          (b)  Percent of Class:  5.21% (as of 12/31/97)

          (c)  Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:

                                  0

            (ii)   shared power to vote or to direct the vote:

                               420,054(1)

           (iii)   sole power to dispose or direct the disposition of:

                                   0

            (iv)   shared power to dispose or direct the disposition of:

                              420,054(1)

(1) Participants in the A. P. Green Industries, Inc. Employee Stock Ownership Trust have the right to direct the Trustee in the voting of Common Stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions from the participants. The unallocated shares of Common Stock are voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from participants. 420,054 unallocated shares of Common Stock are held by the Reporting Person in its capacity as Trustee of A. P. Green Industries, Inc., Employee Stock Ownership Trust. Excludes 393,440 shares which are allocated to accounts of participants.


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          Subject to the terms of the Trust and the related plan, participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reflected in this Schedule 13G.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 17, 1998
                                   Date



                              LASALLE NATIONAL BANK (not in its individual or corporate capacity but solely as Trustee)

                              /s/ Gregory P. Angelopoulos
                                      Signature
                              Gregory P. Angelopoulos
                              Assistant Vice President
                                  Name/Title